                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __2__)

                               ADAC LABORATORIES
                                (Name of Issuer)

                                 COMMON STOCK
                         (Title of Class of Securities)
                                  005313-10-1
                        ________________________________
                                 (CUSIP Number)

Kriston D. Qualls, Esq.
Graven Perry Block Brody & Qualls                  (213) 680-9770
523 West Sixth Street, Suite 1130, Los Angeles, California  90014
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
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 23, 1996
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                             Page 1 of   5   Pages

  CUSIP No.      005313-10-1              13D                 Page 2 of 5 Pages


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
  1               NAME OF REPORTING PERSON
                  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MICHAEL O. PRELETZ (S.S. NO. ###-##-####)

  2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  NOT APPLICABLE                                                                               (a) /  /
                                                                                                                   ---
                                                                                                               (b) /  /
                                                                                                                   ---

  3               SEC USE ONLY



  4               SOURCE OF FUNDS*

                  PF



  5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /  /
                                                                                                           ---




  6               CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.


    NUMBER OF     7        SOLE VOTING POWER
     SHARES
  BENEFICIALLY             852,332 (4.9%)
    OWNED BY      8        SHARED VOTING POWER
      EACH
    REPORTING              -0-
     PERSON
      WITH        9        SOLE DISPOSITIVE POWER


                           852,332 (4.9%)

                  10       SHARED DISPOSITIVE POWER

                           -0-

  11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  852,332 (4.9%)
  12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          /  /
                                                                                                                  ---




  13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.9%


  14              TYPE OF REPORTING PERSON*

                  IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               ADAC LABORATORIES
                        AMENDMENT NO. 2 TO SCHEDULE 13D
                                    FILED BY
                               MICHAEL O. PRELETZ


                 This Amendment No. 2 to Schedule 13D is being filed to reflect Mr. Preletz' ownership of securities of ADAC Laboratories has fallen below 5% as a result of ADAC having 17,139,545 outstanding shares of Common Stock as of December 1, 1995, as reported in its Form 10-K for the period ended October 1, 1995.

ITEM 1   SECURITY AND ISSUER.

         The title of the class of equity securities to which this Statement relates is Common Stock, no par value. The name, address and telephone number of the Issuer of such securities is:

                               ADAC Laboratories
                                540 Alder Drive
                          Milpitas, California  95035
                                 (408) 321-9100

ITEM 2.          IDENTITY AND BACKGROUND.

                 The following information is given with respect to the person filing this Statement.

         (a)     Name:  Michael O. Preletz

         (b)     Business Address:         1334 Park View Avenue, Suite 245
                                           Manhattan Beach, CA 90266

         (c)     Principal Occupation:

                 (i)      Consultant and strategic advisor to various companies.

         (d)     Inapplicable.

         (e)     Inapplicable.

         (f)     Citizenship:  United States.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The source of funds used by Mr. Preletz to directly or indirectly acquire his current holdings of shares of ADAC Laboratories was from personal funds.

Amendment No. 2 to Schedule 13D
ADAC Laboratories, by
Michael O. Preletz
Page 4


ITEM 4.          PURPOSE OF THE TRANSACTION.

                 Mr. Preletz has previously purchased shares of ADAC Laboratories for investment purposes only. Mr. Preletz has not acquired any shares of ADAC Laboratories since December 12, 1991.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) and (b) As of the date hereof, Mr. Preletz may be deemed to be the beneficial owner (with sole voting and dispositive power) of 852,332 Common Shares (4.9%) of ADAC Laboratories. The percentage stated is based upon 17,139,545 shares of Common Stock of the Issuer issued and outstanding as of December 1, 1995.

                 (c) Mr. Preletz has not effected any transactions in the securities of ADAC Laboratories during the past sixty (60) days.

                 (d)  Inapplicable.

                 (e) Based upon the number of outstanding shares (17,139,545) of ADAC Laboratories as of December 1, 1995, as set forth in its Form 10-K Annual Report for the period ended October 1, 1995, Mr. Preletz holds less than 5% of this class of securities.

ITEM 6.          CONTRACTS, ARRANGEMENTS AND UNDERSTANDINGS.

                 Inapplicable.

ITEM 7.          MATERIALS TO BE FILED AS EXHIBITS.

                 Inapplicable.

Amendment No. 2 to Schedule 13D
ADAC Laboratories, by
Michael O. Preletz
Page 5


                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DATED:  January 23, 1996



                                                /s/ Michael O. Preletz
                                                ------------------------------
                                                Michael O. Preletz





                                     5